Exhibit 99.1

News Release

Orla Mining Reports Strong Gold Production from Musselwhite in Third Quarter

Company on track to achieve revised production guidance

VANCOUVER, BC, Oct. 14, 2025  /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to provide an operational update for the third quarter ended September 30, 2025. Orla is on track to achieve revised annual consolidated production guidance of 265,000 to 285,000 ounces of gold.

(All amounts expressed in millions of US dollars, as at September 30, 2025, and are unaudited)

Third Quarter Operational Update

Total Gold Production & Sales		Q3 2025	YTD Q3 2025[1]
Total Gold Produced	oz	79,645	205,215
Total Gold Sold	oz	78,857	204,124

Musselwhite, Canada
Ore Milled	tonnes	329,634	728,489
Milled Ore Gold Head Grade	g/t	5.87	5.68
Gold Produced	oz	57,586	128,038[1]
Gold Sold	oz	56,897	125,060

Camino Rojo, Mexico
Ore Stacked	tonnes	2,793,951	7,075,366
Stacked Ore Gold Grade	g/t	0.40	0.55
Gold Produced	oz	22,059	77,177
Gold Sold	oz	21,961	79,064

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1YTD figures for Musselwhite are provided from March 1, 2025 onwards.

"With pit stabilization at Camino Rojo progressing well and integration at Musselwhite advancing smoothly, both operations are performing well. We are now on track to achieve the high end of our revised production guidance."

-  Jason Simpson, President and Chief Executive Officer, Orla Mining

Musselwhite Operations

During the quarter, Musselwhite mined 325,923 tonnes of ore and processed 329,634 tonnes at a mill head grade of 5.87 g/t gold. Gold recovery was 95.3% resulting in gold production of 57,586 ounces.

Camino Rojo Operations

As previously reported on July 23rd, Camino Rojo experienced an uncontrolled material movement along the temporary north wall of the open pit. Importantly, there were no injuries, equipment damage, or environmental impacts resulting from the event. The corporate and site teams, supported by a group of experts in the field, responded with a plan to stabilize the area, including a 50-80 metre pushback and ongoing monitoring. Due to the resulting change to the mine schedule for 2025, on August 5th, the Company updated Camino Rojo's annual gold production guidance to 95,000-105,000 ounces, from 110,000-120,000 gold ounces (see the Company's August 5, 2025, press release). As a result, Orla also revised its consolidated annual gold production guidance accordingly to 265,000-285,000 gold ounces from 280,000 to 300,000 gold ounces.

During the quarter, Camino Rojo mined over 0.7 million tonnes of ore and nearly 2.4 million tonnes of waste, for an implied strip ratio of 3.34. A total of 1.7 million tonnes of ore were stacked at an average grade of 0.44 g/t gold equating to an average daily stacking rate of about 18.9 thousand tonnes. In addition, 1.1 million tonnes of run-of-mine low-grade ore from the stockpile were rehandled and placed on the leach pad, averaging 0.32 g/t gold. In total, 2.8 million tonnes of ore at an average grade of 0.40 g/t gold were placed on the heap leach pad during the quarter.

Liquidity Position

At September 30, 2025, Orla's cash and debt positions were $326.9 million and $420.0 million, respectively resulting in a net debt position of $93.1 million2.

Cash position - September 30, 2025	$326.9 million
Debt	($420.0) million
Net Debt[2]	($93.1) million

___________________________
[2] Net Cash (Debt) is a non-GAAP measure. See the "Non-GAAP Measures" section of this news release for additional information.

Third Quarter 2025 Conference Call

Orla expects to release its third quarter 2025 operating and financial results on Tuesday November 11, 2025, and will host a conference call on Wednesday, November 12, 2025, at 10:00 AM, Eastern Time, to provide a corporate update.

Dial-In Numbers / Webcast:

USA - Toll-Free:                     +1 (800) 715-9871
USA / International Toll:         +1 (646) 307-1963
Canada - Toll-Free:                +1 (800) 715-9871
Canada - Toronto Toll:           +1 (647) 932-3411
Conference ID:                       3544395
Webcast:                                https://orlamining.com/investors/

Qualified Persons Statement

The scientific and technical information in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, who is the Qualified Person as defined under NI 43-101 standards.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine. The property covers over 139,000 hectares which contains a large oxide and sulphide mineral resource, (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced over 6 million ounces of gold, with a long history of resource growth and conversion, and (3) South Railroad, in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
investor@orlamining.com

Non-GAAP Measures

The Company has included certain performance measures in this news release which are not specified, defined, or determined under generally accepted accounting principles (in the Company's case, International Financial Reporting Standards ("IFRS")). These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, the Company uses such measures to provide additional information and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles ("GAAP").  In this section, all currency figures in tables are in millions.

Net Cash (Debt)

Net cash (debt) is calculated as cash and cash equivalents and short-term investments less total debt at the end of the reporting period.  This measure is used by management to measure the Company's debt leverage. The Company believes that net cash is useful in evaluating the Company's leverage and is also a key metric in determining the cost of debt.

NET CASH (DEBT)	Sept 30, 2025	Dec 31, 2024
Cash and cash equivalents	$ 326.9	$ 160.8
Debt	(420.0)	-
NET CASH (DEBT)	$ (93.1)	$ 160.8

Preliminary Financial Results

The financial results contained in this news release for the nine-month period ended September 30, 2025 are preliminary. Such results represent the most current information available to the Company's management, as the Company completes its financial procedures. The Company's interim consolidated financial statements for such period may result in material changes to the financial information contained in this news release (including by any one financial metric, or all of the financial metrics, being below or above the figures indicated) as a result of the completion of normal accounting procedures and adjustments.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the Company's 2025 production guidance and its ability to achieve the same. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; the Company's ability to successfully integrate the Musselwhite Mine; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company's indebtedness and gold prepayment; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2025, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

SOURCE Orla Mining Ltd.

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%CIK: 0001680056

CO: Orla Mining Ltd.

CNW 06:00e 14-OCT-25